Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by John Saw, Chief Technology Officer of Sprint, on Twitter:

Tweet: .@Sprint’s strong licensed spectrum assets give us a more predictable and available network and provide our customers a quality controlled experience with #LTEAdvanced & #Gigabit LTE. @rcrwirelessnews [Key Info: http://allfor5g.com]

https://www.rcrwireless.com/20181031/network-infrastructure/lte/sprint-lte-a-nationwide

The following communication was made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: This IS big news for @Sprint, @SprintCTO John Saw and, most important, our customers! #LTEAdvanced and #GigabitLTE deliver a significantly faster data experience with LTE-A capable devices. @rcrwirelessnews [Key Info: https://sprint.co/2qsnscJ]

https://www.rcrwireless.com/20181031/network-infrastructure/lte/sprint-lte-a-nationwide

CTO talks network investments as Sprint takes LTE-A nationwide

By Sean Kinney, Editor in Chief on OCTOBER 31, 2018

Sprint deployed 19,000 2.5 GHz outdoor small cells in the last year

In parallel with its Q2 2018 financial statement, Sprint announced it has deployed LTE-Advanced network technologies nationwide and is providing gigabit-class service in more than 225 cities. Sprint Chief Technology Officer John Saw, in an interview with RCR Wireless News, highlighted the importance of enhancing the operator’s LTE network to provide a surround for mobile 5G, which is planned for launch next year.

Saw said he was “extremely excited” about the LTE-Advanced upgrades and said it is “the culmination of a lot of hard work. I think that’s the big news today, and it’s an important stepping stone to 5G.”

LTE-Advanced is marked by 4X4 MIMO, 256 QAM and multi-channel carrier aggregation. Unlike some of its competitors, Sprint is sticking to aggregation of its licensed spectrum holdings as opposed to tapping Licensed Assisted Access to aggregate licensed and unlicensed frequencies.

“Our focus has been to use all licensed spectrum simply because we have enough of it to roll out gigabit LTE. Our competitors have been using a lot of LAA to supplement what they have with licensed spectrum.” He said using all licensed spectrum provides a more “predictable and available” network experience and provides Sprint “better quality control.”

On small cells, Sprint said it has deployed more outdoor units on its 2.5 GHz in the last six months than it had in the past two years; there are 21,000 2.5 GHz small cells on air, 15,000 of which are strand-mounted units. Sprint has deals in place with cable companies Altice and Cox that give the carrier access to aerial fiber for network densification efforts.

Saw noted there’s no “silver bullet” to developing a scalable small cell deployment process but did say that recent actions from the U.S. Federal Communications Commission to remove local-level permitting and siting variables have smoothed the process.

“We’re starting to make really good progress with some of the jurisdictions in terms of getting our permits approved. We’re also getting good momentum with the cable companies. They have a very valuable asset in the aerial fiber that we’re able to leverage to hang our small cells.” With the addition of small cells, “You can see a marked improvement in our customer experience.”

Saw also discussed how, given the ongoing merger discussions with T-Mobile US, he approaches near-term network investment. “Sprint and T-Mobile are still aggressive competitors until the day the merger closes…and the same holds true for network. The thing with Sprint is we are bringing a very important asset to the merger, which is our 2.5 spectrum and the technologies behind it. All of those investments are going to be relevant to the merged company.”

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 was declared effective by the SEC on October 29, 2018, and T-Mobile and Sprint commenced mailing the joint consent solicitation statement/prospectus to their respective stockholders on October 29, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint consent solicitation statement/prospectus. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.